UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41634

HUB Cyber Security Ltd.
(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.
Tel Aviv 6473403, Israel
+972-3-924-4074
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40.

Form 20-F ☒              Form 40-F ☐

CONTENTS

In compliance with Nasdaq Rule 5250(c)(2), HUB Cyber Security Ltd. (the “Company”) hereby furnishes its unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2025, and its unaudited condensed consolidated balance sheet as of June 30, 2025.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

USD in thousands

	June 30,	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$917	$3,085
Restricted cash and bank deposits	690	528
Trade receivables, net of allowance for credit losses of $1,025 Thousand and $768 Thousand on June 30, 2025 and December 31, 2024, respectively	9,347	7,897
Other assets	9,290	6,892
	20,244	18,402

NON-CURRENT ASSETS:
Long-term restricted deposit	192	165
Property and equipment, net	431	487
Right-of-use assets	2,125	2,151
Goodwill	2,025	1,874
Intangible assets, net	48,268	4,337
	53,041	9,014
	$73,285	$27,416

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED) (Cont.)

USD in thousands

	June 30,	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term loans	$20,872	$13,534
Convertible loans & related derivatives	28,207	24,763
Warrants liabilities	8,604	13,884
Trade payables	10,405	8,200
Current maturities of lease liabilities	1,008	975
Current maturities of other liabilities	5,336	5,244
Liabilities held for sale	7,178	-
Other accounts payable	47,614	39,474
	129,224	106,074

NON-CURRENT LIABILITIES:
Long-term liabilities	248	217
Lease liabilities	1,175	1,212
Deferred tax liabilities	71	79
Net employee defined benefit liabilities	741	651
	2,235	2,159

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital and premium	169,231	117,247
Share options	28,526	10,918
Treasury shares	(1,230)	(1,230)
Other reserves	13,356	18,523
Accumulated deficit	(268,025)	(226,245)
	(58,142)	(80,787)

Non-controlling interests	(32)	(30)
Total shareholders’ equity (deficit)	(58,174)	(80,817)
	$73,285	$27,416

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

USD in thousands, except share and per share data

	Six months ended June 30,
	2025	2024

Revenues	$15,112	$15,708
Cost of revenues	12,232	14,212

Gross profit (loss)	2,880	1,496

Research and development expenses	1,895	625
Sales and marketing expenses	4,457	2,648
General and administrative expenses	15,541	13,317
Other expenses (income) , net	30	(63)
Operating loss	(19,043)	(15,031)

Finance income	(1,726)	(3,358)
Finance expenses	23,943	13,403

Loss before taxes on income	(41,260)	(25,076)
Taxes on income	514	230
Net loss from continuing operation	(41,774)	(25,306)
Net (loss) income from discontinued operation	(7)	(1,057)
Attributable to:
Equity holders of the Company	(41,780)	(27,091)
Non-controlling interests	(1)	728
	$(41,781)	$(26,363)

Net loss per share attributable to equity holders of the Company:
Basic and diluted net loss per share from continuing operation	$(4.055)	$(12.616)*
Basic and diluted net profit (loss) per share from discontinued operation	$(0.001)	$(0.5)*
Weighted average number of shares outstanding used in computation of basic profit or loss per share	10,300,739	2,089,487 *

*)	Shares and per shares amounts have been retroactively adjusted to reflect the reverse share split at a ratio of 1:10 in March 2025.

HUB CYBER SECURITY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

USD in thousands

	Six month ended June 30,
	2025	2024

Net loss from continuing operation	$(41,774)	$(25,306)
Net (loss) profit from discontinued operation	(7)	(1,057)
	(41,781)	(26,363)
Other comprehensive loss, net of taxes:
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Foreign currency translation adjustments	(7,031)	2,003
Total other comprehensive (loss)	(7,031)	2,003
Total comprehensive loss	(48,812)	(24,360)

Attributable to:
Equity holders of the Company	(48,810)	(25,037)
Non-controlling interests	(2)	677
	$(48,812)	$(24,360)

General and Recent Developments

In February 2025, the Company reached a settlement agreement with Dominion Capital LLC and its affiliates (together, “Dominion”) for $4,500 thousand, with $400 thousand being payable by February 21, 2025, $200 thousand payable by March 3, 2025, and the remaining balance payable in ten monthly payments of $390 thousand from March to December 2025. As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Dominion. In consideration, the Company issued Claymore a convertible note in the principal amount of $7,500 thousand. The note is convertible with the option of the holder at a discount of 25% to the prevailing market price, but not higher than $15.00 or lower than the Nasdaq floor price. The note does not bear interest and matures on February 20, 2030, at which time the Company is entitled to convert the note into ordinary shares. As of June 30, 2025, Claymore converted the note in full into 2,500,000 ordinary shares, at a conversion price of $3.00 per share. As of the date of this report, the entire outstanding balance owed to Dominion has been fully repaid

In February 2025, the Company reached a settlement agreement with Oppenheimer & Co., Inc. (“Oppenheimer”) for $3,000 thousand, with $1,100 thousand being paid on the effective date and the remaining balance payable in ten monthly payments of $200 thousand from March to December 2025 (with the first payment being $100 thousand). As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Oppenheimer. In consideration, the Company issued Claymore a convertible note in the principal amount of $6,000 thousand. The note is convertible at the option of the holder at a discount of 25% to the prevailing market price, but not higher than $15.00 or lower than the Nasdaq floor price. The note does not bear interest and matures on February 18, 2030, at which time the Company is entitled to convert the note into ordinary shares. As of June 2025, Claymore converted the note in full into 1,831,255 ordinary shares, at a conversion price of $3.00 per share. During the period ended June 30, 2025, Claymore paid   $1.8 million of the settlement amount and as of the date of this report Claymore has paid the settlement amount in full. As part of the settlement with Oppenheimer, the Company’s liability to Oppenheimer was reduced by approximately $6,800 thousand, from an original debt of $12,800 thousand

March 2025 Notes

Between March and April, 2025, the Company completed the issuance of a series of notes (the “March 2025 Notes”) to certain investors, including Keystone Capital Partners, LLC as the lead investor (“Keystone” and collectively with the other investors, the “March 2025 Note Investors”) in an aggregate principal amount of $2,188 thousand for an aggregate purchase price of $1,750 (25% original issue discount). The March 2025 Notes mature on December 11, 2025 ($1,625 thousand) and January 30, 2026 ($562 thousand), do not bear interest, and include a prepayment option at a premium of 125%. In addition, the Company is required to use the cash proceeds deriving from financing in which it receives proceeds of at least $10 million to repay the March 2025 Notes.

The March 2025 Note Investors have the right to convert the principal amount into ordinary shares of the Company upon the occurrence of a subsequent equity financing pursuant to which the Company receives at least $5 million, subject to certain conditions.

The conversion of the March 2025 Notes will be limited to the extent that, upon their conversion, a March 2025 Note Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time. The March 2025 Notes were exchanged under the June 2025 SPA;

ELOC Transaction

Concurrently with the investment by the March 2025 Note Investors described above, on February 6, 2025, the Company entered into an Ordinary Shares Purchase Agreement (the “ELOC Purchase Agreement”) with Keystone (the “ELOC Investor”), pursuant to which the Company has the right to sell to the ELOC Investor up to an aggregate of $50 million of newly issued ordinary shares (the “ELOC Shares”).

As consideration for the ELOC Investor’s commitment to purchase the ELOC Shares upon the terms of and subject to satisfaction of the conditions set forth in the ELOC Purchase Agreement, in March 11, 2025 the Company agreed to issue to the ELOC Investor a note in a principal amount of $1,000 thousand, and an additional commitment note on May 28, 2025, in the principal amount of $1,500 thousand, each of which does not bear interest and has a maturity date of December 11, 2025 or November 28, 2026, respectively (the “Commitment Notes”). The Commitment Notes are due by way of conversion into the Company’s ordinary shares based on the closing share price of the Company’s ordinary shares on the date immediately prior to the maturity date, provided that in each case the applicable conversion price shall not be lower than twenty percent (20%) of the closing sale price of the Company’s shares on the issuance date of the applicable Commitment Note. The Commitment Notes can be converted prior to the maturity date by either the Company or the ELOC Investor at any time following the earlier of (i) the date on which the shares issuable upon conversion are registered under a registration statement filed with the SEC or (ii) six months following the date of the applicable Commitment Note. In the event of a conversion prior to the maturity date, the number of ordinary shares to be issued upon the conversion of the Commitment Notes will be based on the closing share price on the day prior to the delivery of the conversion notice, provided such price is not more than 10% lower than the closing sale price on the date immediately prior thereto. The conversion of the Commitment Notes will be limited to the extent that, upon its conversion, the Lead Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital.

In addition, in connection with the ELOC Purchase Agreement, the Company and the ELOC Investor entered into a Registration Rights Agreement pursuant to which the Company undertook to register with the SEC the resale of the shares issuable upon conversion of the Conversion Notes and the ELOC Shares that the Company has the right to sell to the ELOC Investor.

The Company does not have a right to commence any sales of ELOC Shares under the ELOC Purchase Agreement before a registration statement for such shares is declared effective by the SEC and the final form of prospectus is filed with the SEC (the “Commencement Date”). Following such date, the Company will control the timing and amount of any sales of ELOC Shares to the ELOC Investor. Actual sales of shares of ELOC Shares under the ELOC Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the ELOC Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

Under the ELOC Purchase Agreement, on any business day on which the closing sale price of the Company’s ordinary shares is equal to or greater than $0.50 (the “Fixed Purchase Date”), the Company may direct the ELOC Investor to purchase shares (a “Fixed Purchase”) at a purchase price equal to 95% of the lesser of (i) the daily volume-weighted average price (the “VWAP”) of the Company’s shares for the five trading days immediately preceding the applicable fixed purchase date and (ii) the lowest sale price on the applicable Fixed Purchase Date, provided that ELOC Investor’s committed obligation under any single Fixed Purchase shall not exceed $50 thousand.

In addition to Fixed Purchases, on any business day on which the Company has directed the ELOC Investor to purchase the maximum allowable Fixed Purchase amount, the Company may also direct the ELOC Investor to purchase additional shares on the trading day immediately following the purchase date for such Fixed Purchase (the “VWAP Purchase Date” and such purchase, a “VWAP Purchase”) at a purchase price equal to 90% of the lesser of (i) the closing sale price of the Company’s shares on the applicable VWAP Purchase Date and (ii) the VWAP during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending on the earlier of (1) close of trading, (2) the time at which the trading volume of the Company’s shares on Nasdaq has reached the number of shares to be sold in the VWAP Purchase divided by 30%, and (3) the time at which the sale price of the Company’s shares on Nasdaq is 75% of the closing sale price on the date on which the Company directs the ELOC Investor to make a VWAP Purchase (such period, the “VWAP Purchase Period”), provided, that the ELOC Investor’s committed obligation under any single VWAP Purchase shall not exceed the lesser of (a) 300% of the number of shares sold in the corresponding Fixed Purchase and (b) 30% of the trading volume of the VWAP Purchase Period.

In addition, on a VWAP Purchase Date, the Company may also direct the ELOC Investor to purchase on such day an additional number of shares(an “Additional VWAP Purchase”) at a purchase price equal to 90% of the lesser of (i) the VWAP beginning at the completion of any prior VWAP Purchases and the last Additional VWAP Purchase, as applicable, and ending on the earlier of (1) close of trading, (2) the time at which the trading volume of the Company’s shares on Nasdaq has reached the number of shares to be sold in the Additional VWAP Purchase divided by 30%, and (3) the time at which the sale price of the Company’s shares on Nasdaq is 75% of the closing sale price on the date on which the Company directs the ELOC Investor to make an Additional VWAP Purchase (such period, the “Additional VWAP Purchase Period”), and (ii) the lowest sale price on such day, provided, that the Lead Investor’s committed obligation under any single Additional VWAP Purchase shall not exceed the lesser of (a) 300% of the number of shares sold in the Fixed Purchase that corresponded to the VWAP Purchase corresponding to the Additional VWAP Purchase and (b) 30% of the trading volume of the Additional VWAP Purchase Period.

The ELOC Investor’s aggregate committed obligation under a VWAP Purchase and all Additional VWAP Purchases for a particular VWAP Purchase Date shall not exceed $1,000 thousand in the aggregate.

The ELOC Purchase Agreement provides that the Company may not issue or sell any shares under the ELOC Purchase Agreement if the issuance or sale of such shares would result in the ELOC Investor and its affiliates beneficially owning more than 4.99% of the Company’s outstanding share capital at any time. As of the date of this report, the Company’s registration statement relating the ELOC Shares has not been declared effective by the SEC.

June 2025 Investment

On June 30, 2025, the Company entered into a securities purchase agreement (the “June 2025 SPA”) providing for the issuance of subordinated convertible notes (the “June 2025 Notes”) to certain accredited investors, including Keystone, in the aggregate original principal amount of $6,719 thousand. At the closing, the Company received an aggregate purchase price of $3,625 thousand in cash and the exchange of the notes that the Company issued previously to investors in March and April 2025 in the aggregate principal amount of $ $2,187 thousand. The June 2025 Notes issued in consideration for cash were issued with a 20% original issue discount, and the June 2025 Notes issued in consideration for our outstanding notes were issued on a dollar-for-dollar basis. All of the June 2025 Notes were subsequently exchanged for new notes issued under the August 2025 SPA

March-November 2024 Investments

On August 16, 2025, the Company entered into the fifth amendment to the Securities Purchase Agreement with the March-November 2024 Investor (the “Fifth Amendment”), which: (i) extended the maturity date of all convertible notes of the Company in the aggregate principal amount of $11,000 thousand for an additional six months from August 16, 2025 to February 16, 2026; (ii) implemented compound interest, whereby interest now accrues on previously accrued interest commencing from the amendment date; and (iii) facilitated the introduction of an accredited investor, which has undertaken to purchase the convertible notes from the March-November 2024 Investor, as described in the next paragraph. The amendment maintains all other existing terms and conditions of the notes, including the Company’s obligation to repay the principal amount plus all accrued interest.

On August 20, 2025, the March-November 2024 Investor entered into a Note Purchase and Assignment Agreement with the accredited investor for the sale of all outstanding convertible notes for a purchase price of $14,054 thousand, representing the principal amount plus accrued interest through August 31, 2025, with adjustments for additional interest thereafter. The accredited investor is required to purchase at least $6,000 thousand of the notes within 60 days and the remaining balance within 90 days from the agreement date. If the accredited investor fails to meet these payment milestones, the Fifth Amendment automatically terminates. On August 18, 2025, the March-November 2024 Investor converted $1,500 thousand of its note dated June 26, 2024, at a conversion price of $3.00 per share, resulting in the issuance of 500,000 ordinary shares directly to the accredited investor. This conversion amount counts toward the initial $6,000 thousand purchase requirement. Once the accredited investor completes the full purchase, the Company’s repayment obligations to the March-November 2024 Investor will be considered fully satisfied. To compensate the accredited investor for its undertakings to the March-November 2024 Investor in the Note Purchase and Assignment Agreement, the Company issued to the purchaser a convertible note in the principal amount of $1,500 thousand. The note bears no interest and matures on August 20, 2026, by way of conversion into ordinary shares. The note is also convertible, in whole or in part, at the option of the holder at any time. The conversion price is the lower of (i) 3.00 and (ii) 95% of the lowest VWAP of the Ordinary Shares during the five consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, subject to the Nasdaq floor price. The holder is also entitled to redeem all or portion of the note in cash from the holder’s pro rata portion of 33% of the proceeds received by the Company pursuant to an equity line of credit or at-the-market offering, at a price of 110% of the amount being redeemed. The holder is subject to a beneficial ownership limitation of 4.99%.

July 2025 Transactions

In July 2025, the Company agreed to re-issue warrants to purchase an aggregate of 2,496,087 ordinary shares to investors who participated in our financing in April 2022 of ordinary shares and warrants. In light of subsequent market price changes and the Company’s multiple reverse share splits between February 2023 and March 2025, the warrants were re-issued in July 2025 with adjusted pricing and quantity terms to compensate investors for all cumulative effects. As of September 14, 2025, such warrants to purchase an aggregate of 2,316,231 ordinary shares have been issued. The warrants are exercisable for cash at a price of $8.00 per share and expire on January 14, 2027.

Most of the warrants are subject to early expiration if they are not exercised within 14 days after the market price of the ordinary shares equals or exceeds $8.00 per share for ten trading days in a period of 20 consecutive trading days.

On July 10, 2025, the Company entered into a share purchase agreement with a BlackSwan investor, for the purchase of 250,000 shares for a total consideration of $750,000, at a price of $3.00 per share.

Claymore Capital

In July 2025 and August 2025, the Company entered into subscription agreements with an accredited investor whose investment was introduced by Claymore, for the purchase of an aggregate of 500,000 ordinary shares at $3.00 per share, for total consideration of $1,500 thousand. Specifically, 250,000 shares were purchased in July 2025 for $750 thousand, and 250,000 shares were purchased in August 2025 for $750 thousand, As fees for such investments, the Company issued prefunded warrants to Claymore to purchase an aggregate of 560,000 ordinary shares (280,000 ordinary shares in July 2025 and 280,000 ordinary shares in August 2025). Both warrants expire five years from their respective issuance dates (or upon an exit transaction if earlier) and are subject to a 4.99% beneficial ownership limitation.

In July 2025, the Company issued a convertible note to an accredited investor introduced by Claymore, with a principal amount of $1,150 thousand in consideration for an investment of $1,000 thousand, on terms substantially similar to the note issued to Claymore in June 2025 described above. Claymore received prefunded warrants to purchase 200,000 ordinary shares as fees for the foregoing investment. Both warrants expire five years from their respective issuance dates (or upon an exit transaction if earlier) and are subject to a 4.99% beneficial ownership limitation.

As of the date hereof, the accredited investor introduced by Claymore converted the principal amount of $500 thousand of the notes issued to him into ordinary shares, pursuant to which conversions the Company issued 500,000 ordinary shares. In addition, Claymore has exercised its prefunded warrants into 200,000 ordinary shares.

In August 2025, the Company issued Claymore a convertible note with a principal amount of $575 thousand and a prefunded warrant to purchase 100,000 ordinary shares in consideration for $500 thousand. The convertible note is unsecured, has a term of five years, does not accrue interest and is not prepayable without consent of the holder. It is convertible into ordinary shares of the Company at any time at the option of the holder at a price of $3.00, subject to adjustment in certain circumstances, including dilutive issuances. In case of a default, the holder of the note will be entitled to receive collateral in aggregated amount of the outstanding principal amount.

As of the date hereof, Claymore has exercised prefunded warrants into 100,000 ordinary shares.

In November 2025, the Company issued to Claymore 1,500,000 prefunded warrants in exchange for the cancellation of prior agreements with the Company regarding marketing services and a price adjustment to the convertible note issued to Claymore.

August 2025 Financing

On August 27, 2025, the Company entered into a securities purchase agreement (the “August 2025 SPA”) providing for the issuance of subordinated convertible notes (the “August 2025 Notes”) to certain accredited investors (“August 2025 Investors”), in the aggregate original principal amount of up to $20,000 thousand to be issued in multiple closings. Closings under the August 2025 SPA can be held over a period of one year at the election of the August 2025 Investors, subject to extension.

At the initial closing, the Company issued August 2025 Notes in the aggregate original principal amount of $8,640 thousand for an aggregate purchase price of $7,718 thousand in cash and the exchange of the notes that the Company issued previously to investors in July 2025.

Following the initial closing, the total principal amount was increased to $35,000 thousand and the form of August 2025 Notes was amended (the “Amended Note”). The Company held on September 4, 2025 the first additional closing and on October 15, 2025 the second additional closing, in the aggregate original principal amount of $2,969 thousand and $21,427 thousand for an aggregate purchase price of $2,375 thousand and $19,134 thousand (including $11,109 thousand for the exchange of outstanding August 2025 Notes for Amended Notes at a 10% discount and the cancellation of $750 thousand owing to Agile), respectively.

As of the date of this report, a total amount of $13,310 thousand were received in cash and outstanding debt in the total amount of $7,469 thousand was extinguished in the three closings held under the August 2025 SPA.

As part of the August 2025 SPA, the Company issued the August 2025 Investors 5,734,403 warrants having a term of three years. The warrants have an initial exercise price of $3.60 per share, subject to decrease on days 30, 60 and 90 following the issuance date to 20% below the prevailing market price at that time and to anti-dilution adjustments for certain dilutive issuances.

The August 2025 Notes are convertible into ordinary shares at the option of each holder at an initial conversion price of $2.88 per share, subject to anti-dilution adjustments for certain dilutive issuances. Holders may elect an alternate conversion price at the lower of the fixed conversion price or 95% of lowest VWAP during the five days up to and including the date of conversion, subject to a $1.00 floor price. If such conversion price is lower than the floor price, the Company would be required to pay the balance in cash. The August 2025 Notes do not bear interest.

The August 2025 Notes contain several mandatory and optional redemption provisions. Holders also have optional redemption rights in respect of financing pursuant to equity lines of credit and at-the-market offerings, allowing them to require redemption of up to their pro-rata portion of 30% of net proceeds from eligible transactions at a 110% of the redemption amount. Holders also have the right to exchange their August 2025 Notes for the securities issued in a subsequent placement, at a 10% discount. The Company has the right to redeem all a portion of the August 2025 Notes, from time to time, at 120% of the conversion amount. In change of control transactions (with control defined based on a 50% threshold), holders may require redemption at 115% of the conversion amount. Holders also have participation rights in future financings, with the right to purchase their pro-rata portion of 30% of any subsequent placement exceeding $5 million in the aggregate.

The Company used $1,000 thousand of the proceeds to repay a portion of its loan from Julestar LLC, $500 thousand to repay a portion of its loan from Mizrahi Bank, $1,500 thousand to repay a portion of its loan from Agile Lending LLC, and the balance for operating expenses.

The Amended Notes have a term of two years from the date of issuance thereof. They do not bear interest, except during the pendency of an event of default, in which case the rate will be 9% per year. Late payments accrue interest at an additional premium of 8% per year.

The Amended Notes are convertible into ordinary shares at the option of the holders at an initial conversion price of $2.88 per share, subject to anti-dilution adjustments for certain dilutive issuances. Holders may elect an alternate conversion price at the lower of the fixed conversion price or 90% of lowest VWAP during the 20 days up to and including the date of conversion, subject to a floor price. If such conversion price is lower than the floor price, the Company would be required to pay the balance in cash. The Amended Notes contain several mandatory and optional redemption provisions. Holders have optional redemption rights in respect of financings pursuant to equity lines of credit and at-the-market offerings, allowing them to require redemption of up to their pro-rata portion of 30% of net proceeds from eligible transactions at 110% of the redemption amount. Holders also have the right to exchange their Amended Notes for the securities issued in a subsequent placement, at a 10% discount. The Company has the right to redeem all or a portion of the Amended Notes, from time to time, at 120% of the conversion amount. In change of control transactions (with control defined based on a 50% threshold), holders may require redemption at 115% of the conversion amount. Holders also have participation rights in future financings, with the right to purchase their pro-rata portion of 30% of any subsequent placement exceeding $5 million in the aggregate. Commencing approximately 30 days after the effectiveness of the Company’s Registration Statement on Form F-1 relating to the Company’s equity line of credit, which was initially filed with the SEC on September 3, 2025, the Company will be required to repay a pro rata portion of the Amended Notes (based on the number of months remaining until the maturity date) on the first trading day of each calendar month. The Company may pay for such installments in the form of cash or ordinary shares (subject to certain conditions), at its election, pursuant to 21 trading days’ notice. For payments in ordinary shares, the conversion price will be the lower of the conversion price than in effect and 90% of the lowest VWAP in the past 20 trading days, subject to a floor price.

The Amended Notes and related warrants are subject to a beneficial ownership limitation of 4.99% (subject to increase to 9.99% with 61-day notice and shareholder approval).

Exchanges of Notes

On September 17, 2025, the Company entered into a Master Exchange Agreement (the “Exchange Agreement”) with an accredited investor, which undertook in August 2025 to purchase the convertible notes issued to the March-November 2024 Investor. On the same date, an accredited investor entered into a Note Purchase Agreement with Alliance Global Partners (“AGP”) to purchase AGP’s outstanding convertible note having a principal amount (plus accrued interest) of $2,248 thousand for a purchase price of $750 thousand. Pursuant to the Exchange Agreement, the accredited investor has the right to exchange all or a portion of its notes for new notes, which have substantially the same terms and conditions as the Amended Notes. After giving effect to applicable original issue discount, under the terms of the Exchange Agreement, up to $16,420 thousand aggregate principal amount of outstanding notes are exchangeable for up to $19,840 thousand aggregate principal amount of new notes under the Exchange Agreement. Astor has an option to purchase from the an accredited investor, up to one-half of the new notes issued pursuant to the Exchange Agreement. As of November 30, 2025, notes in the aggregate principal amount of $9,004 thousand have been exchanged under the Exchange Agreement for Amended Notes in the aggregate principal amount of $11,063 thousand.

In October 2025, the Company repaid $1,500 thousand of the Agile loan, and in November 2025 the remaining balance in amount of $575 thousand was sold by Agile to another investor and then exchanged pursuant to a separate exchange agreement with the Company for an Amended Note in the principal amount of $767 thousand.

Consulting Agreement

In November 2025, the Company entered into a consulting agreement with Pey Capital PTE Ltd. pursuant to which Pey undertook to provide the Company with consulting and management services related to the Company’s development, production, potential future launch and promotion of one or more utility tokens, as well as advice related to the fintech market, blockchain currency and related matters. The agreement has a term of three years, and the consulting fee is 1,000,000 ordinary shares, subject to reverse vesting in 36 equal monthly tranches.

Settlements with 2023 PIPE Investors

On November 6, 2025, the Company entered into a settlement agreement with each of A-Labs Finance & Advisory Ltd. (“A-Labs”), MOFO Holdings LLC and Viserion Ltd. (the “PIPE Investors”), which had entered into subscription agreements (the “Subscription Agreements”) with the Company to invest an aggregate of $50 million in a private placement concurrently with the closing of the Company’s business combination with Mount Rainier Acquisition Corp., a Delaware special purpose acquisition company, in 2023. After all the other closing conditions for the business combination were met, the Company decided to proceed with the closing despite not having received the funds payable under the Subscription Agreements from the PIPE Investors. The signing of the settlement agreements followed a mediation process with the Company and the PIPE Investors before Adv. Zvi Agmon, a leading Israeli attorney and mediator (the “Mediator”). The Company’s Audit Committee and Board of Directors approved the Mediator’s proposal subject to shareholder approval, whereby, taking into account the parties’ respective claims and the various agreements between them, no funds or other form of consideration shall be paid or transferred from the PIPE Investors to the Company, and the Company shall not pay any funds or any other form of consideration to any of the PIPE Investors, all in exchange for full and absolute waivers by the parties toward each other (including shareholders, officers, directors parent and subsidiaries thereof, and anyone acting on behalf of any of them). The Company’s shareholders approved the settlement on December 16, 2025.

Additionally, according to the settlement, the Company will repay to A-Labs the amount outstanding in connection with a secured loan extended by A-Labs to the Company on January 17, 2023 in amount of $900 thousand, which with original issuance discount and accrued interest amounts to $1,800 thousand. The repayment will be in the form of the Company’s ordinary shares based on the lowest closing price of the ordinary shares on Nasdaq during the five trading days preceding the date of the shareholders’ approval, which was on December 16, 2025. The shares will be subject to the following lock-up periods: 40% of the shares will be restricted for a period of 40 days, 30% will be restricted for a period of 70 days, 25% will be restricted for a period of 100 days and 5% will be restricted for a period of 130 days. The 5% tranche will be subject to a one-time upward or downward adjustment to the extent that the sum of (i) the proceeds from the sale of shares by A-Labs and (ii) the current market value of the shares held by A-Labs are less than or greater than $1,800 thousand, respectively. A-Labs must make reasonable commercial efforts to maximize the consideration it receives for the sale of shares. The sale of shares by A-Labs on Nasdaq on any trading day may not exceed 5% of the current day’s trading volume of the ordinary shares thereon.

Forward-Looking Statements and Preliminary Figures

This Report of Foreign Private Issuer on Form 6-K (this “Report”) contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB and the following: (i) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, which may harm Israel’s economy and HUB’s business; (iii) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (v) the ability to meet stock exchange continued listing standards and remain listed on the Nasdaq; (vi) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; and (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on May 1, 2025.

Additionally, this Report containing certain of our first half 2025 results is based on currently available information. It does not present all necessary information for an understanding of our financial condition as of June 30, 2025, or our results of operations for the six months ended June 30, 2025. As we complete our financial close process and finalize our financial statement reviews, we may be required to make significant judgments in a number of areas that may result in the estimates provided herein being different than the final financial information. These preliminary figures have been prepared by and are the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any final procedures with respect to these preliminary figures or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. While management has reasonable belief that the figures presented herein are accurate, it is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the figures set forth above and those changes could be material. Accordingly, undue reliance should not be placed on these preliminary figures. The preliminary figures are not necessarily indicative of any future period and should be read together with the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in our public filings with the SEC.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning HUB or other matters addressed in this Report and attributable to HUB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Report. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Report o reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: December 31, 2025	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer